January 9, 2026

Shenping Yin
Chief Executive Officer
Recon Technology, Ltd
Room 601, No. 1 Shui   an South Street
Chaoyang District, Beijing, 100012
People   s Republic of China

       Re: Recon Technology, Ltd
           Registration Statement on Form F-3
           Filed January 2, 2026
           File No. 333-292540
Dear Shenping Yin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation
cc:   Anthony W. Basch, Esq., of Kaufman & Canoles, P.C.